NORTH AMERICAN NICKEL INC.

Condensed Interim Financial Statements

Six Months Ended June 30, 2013

(Expressed in Canadian Dollars)

Notice to Reader of the Unaudited Interim Financial Statements
for the six months ended June 30, 2013

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements.

The unaudited interim financial statements of North American Nickel Inc. (the “Company”) for the six month period ended June 30, 2013 (“Financial Statements’) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012, which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Financial Position
(Expressed in Canadian Dollars - unaudited))
		June 30,	December 31,
	Notes	2013	2012
ASSETS
Current assets
Cash	4	$4,048,725	$661,245
Short-term investments	5	3,000,000	705,218
Receivables	6	13,235	12,033
Prepaid expenses and deposits		12,755	18,770

Total current assets		7,074,715	1,397,266

Non-current assets
Equipment	7	42,381	5,957
Exploration and evaluation assets	8	9,049,800	7,606,479

Total non-current assets		9,092,181	7,612,436

Total assets		$16,166,896	$9,009,702

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	9, 11	$592,045	$63,154

Total liabilities		592,045	63,154
SHAREHOLDERS’ EQUITY
Share capital — preferred	10	604,724	604,724
Share capital — common	10	29,152,544	22,181,970
Share-based payments reserve	10	2,949,682	2,873,676
Deficit		(17,132,099)	(16,713,822)

Total shareholders’ equity		15,574,851	8,946,548

Total equity		15,574,851	8,946,548

Total liabilities and equity		$16,166,896	$9,009,702

APPROVED BY THE DIRECTORS:
______________________________, Director	_______________________, Director
Rick Mark	Edward D. Ford

The accompanying notes are an integral part of these financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)
For the six months ended June 30, 2013
		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2013	2012	2013	2012
Expenses
Amortization		$363	$992	$3,749	$1,984
Consulting	11	32,376	8,975	54,614	18,042
Filing fees		17,771	33,193	22,224	36,042
Investor relations		18,272	54,553	42,936	121,841
General and administrative	11	7,250	6,588	15,720	11,559
Management fees	11	36,000	27,000	63,000	54,128
Marketing and corporate communications		—	—	—	500
Part X11.6 tax		—	—	—	100
Professional fees		38,514	25,809	45,752	38,689
Property investigation		(0)	—	5,989	—
Salaries		37,582	16,623	56,266	34,703
Share-based payments	10	25,634	22,557	76,006	41,541
Travel and accommodation		9,455	36	18,329	14,452

Loss before other items		(223,217)	(196,326)	(404,585)	(373,581)
Other items:
Impairment of exploration and evaluation assets	8	—	(134,543)	—	(145,345)
Foreign exchange loss		(6,817)	(6,561)	(13,692)	(7,421)

Loss before income taxes		(230,034)	(337,431)	(418,277)	(526,349)
Future income tax recovery (expense)		—	2,458	—	5,785

Net loss and comprehensive loss for the period		$(230,034)	$(334,973)	$(418,277)	$(520,564)

Loss per common share — basic and		$(0.00)	$(0.01)	$(0.00)	$(0.01)
diluted

Weighted average number of common shares outstanding
- basic and diluted		103,084,223	65,419,946	91,922,551	60,922,973

The accompanying notes are an integral part of these financial statements.NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Changes In Equity
(Expressed in Canadian Dollars - unaudited)
For the six months ended June 30, 2013
Share-based payments
Notes	Number of shares	Share capital	Preferred Stock	reserve	Deficit	Total

Balance at December 31, 2011	55,058,193	$18,177,920	$604,724	$2,503,605	$(15,342,641)	$5,943,608
Loss for the period	—	—	—	—	(520,564)	(520,564)
Share capital issued private placement	20,000,000	3,400,000	—	—	—	3,400,000
Shares issued to acquire exploration and evaluation assets	575,000	104,250	-	-	-	104,250
Stock options issued	—	—	—	41,541	—	41,541
Stock options exercised	132,000	20,300		(7,100)		13,200
Warrants exercised	1,157,500	115,750	—	—	—	115,750

Balance at June 30, 2012	76,922,693	21,818,220	604,724	2,538,046	(15,863,205)	9,097,785
Loss for the period	—	—	—	—	(932,998)	(932,998)
Stock options issued	—	—	—	418,011	—	418,011
Forfeited/expired stock options	—	—	—	(45,789)	45,789	—
Warrants exercised	3,637,500	363,750	—	—	—	363,750
Cancelled/expired warrants	—	—	—	(36,592)	36,592	—

Balance at December 31, 2012	80,560,193	22,181,970	604,724	2,873,676	(16,713,822)	8,946,548
Loss for the year	—	—	—	—	(418,277)	(418,277)
Share capital issued private placement	41,494,692	7,054,098	—	—	—	7,054,098
Stock options issued	—	—	—	76,006	—	76,006
Warrants exercised	100,000	10,000	—	—	—	10,000
Share issue costs	—	(93,523)	—	—	—	(93,523)

Balance at June 30, 2013	122,154,885	$29,152,544	$604,724	$2,949,682	$(17,132,099)	$15,574,852

The accompanying notes are an integral part of these condensed financial statements.

NORTH AMERICAN NICKEL INC.
Condensed Interim Statement of Cash Flows
(Expressed in Canadian Dollars - unaudited)
For the six months ended June 30, 2013
		Three Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Loss for the year	$(230,034)	$(334,972)	$(418,277)	$(520,563)
Items not affecting cash
Amortization	363	992	3,749	1,984
Share-based payments	25,634	22,557	76,006	41,541
Future income tax recovery		(2,458)		(5,785)
Impairment of exploration and evaluation assets	—	134,543	—	134,543

	(204,036)	(179,338)	(338,521)	(348,280)
Changes in non-cash working capital items:
Receivables	7,698	(22,081)	(1,202)	55,925
Prepaid expenses	(2,183)	(17,412)	6,015	6,247)
Trade payables and accrued liabilities	344,005	153,280	423,682	64,554
Taxes payable				100
Due to related parties	104,292	36,480	105,207	9,199

Cash used in operating activities	249,776	(29,071)	195,181	(244,749)

INVESTING ACTIVITIES
Proceeds from the sale of investment	—	(1,800,000)	—	(1,802,089)
Expenditures on exploration and evaluation assets	(1,186,257)	(972,973)	(1,443,321)	(1,152,126)
Short-term investments	(2,294,782)		(2,294,782)
Purchase of equipment	(40,173)		(40,173)	—

Cash used in investing activities	(3,521,212)	(2,772,973)	(3,778,276)	(2,954,215)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	—	—	—	118,950
Costs of issue ofshares	(93,523)	—	(93,523)	—
Proceeds from exercise of warrants	—	10,000	10,000	10,000
Cash from financing activities	7,054,098	3,400,000	7,054,098	3,400,000

Cash provided by financing activities	6,960,575	3,410,000	6,970,575	3,528,950

Total increase (decrease) in cash during the period	3,689,139	607,956	3,387,480	329,986
Cash at beginning of period	359,586	143,076	661,245	421,046

Cash at end of period	$4,048,725	$751,032	$4,048,725	$751,032

Supplemental cash flow information — (Note 14)

The accompanying notes are an integral part of these condensed financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office, principal address and records office of the Company are located at Suite 301 – 260 West Esplanade, North Vancouver, British Columbia, Canada, V7M 3G7.

The Company’s principal business activity is the exploration and development of mineral properties in Canada and Greenland. The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties may cast significant doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed financial statements were authorized for issue on August 27, 2013 by the Board of Directors of the Company.

Statement of compliance with International Financial Reporting Standards

The condensed financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation
These condensed financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable. The financial statements are presented in Canadian dollars, unless otherwise noted, which is the Company’s functional currency.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful life of equipment, stock-based awards and payments, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and provisions for restoration and environmental obligations.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

•	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses;

- -	the classification of financial instruments; and the determination of the functional currency of the Company.

—

Foreign currency translation
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Exploration and evaluation assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are initially capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Exploration and evaluation assets (cont’d)

Government tax credits received are generally recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts, events and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company may occasionally enter into farm-out arrangements, whereby it will transfer part of the interest, as consideration, for an agreement by the farmee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for in profit.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive loss/income.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

Changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Restoration and environmental obligations (cont’d)

The costs of restoration projects included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Impairment of assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs and for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Financial instruments (cont’d)

Non-derivative financial liabilities are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether impairment has arisen.

Loss per share
Basic loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings / loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. If the calculation results in an anti-dilutive effect then only basic income or loss per share is presented.

Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it arises in a business combination, or from items recognized directly in equity or other comprehensive loss/income.

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax is provided using the balance sheet method of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Income taxes (cont’d)
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods and services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in share-based payments reserve, until exercised. Upon exercise shares are issued from treasury and the amount reflected in share-based payments reserve is credited to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to an employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (cont’d)

Share capital
Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, preferred shares, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Proceeds received on the issuance of units, consisting of common shares and warrants are allocated to share capital.

Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is offset from the flow-through proceeds and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Equipment
Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Exploration equipment	20%
Computer software	50%

3.	ACCOUNTING STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The Company has not early adopted the following revised standards and is currently assessing the impact that these standards will have on its future financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IFRS 9, Financial instruments
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 13, Fair value measurement
This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amendments to IAS 32, Financial instruments: presentation
These amendments address inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

Financial statement presentation
In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income (“OCI”). The IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for fiscal years beginning on or after July 1, 2012.

4.	CASH

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rate.

5.	SHORT-TERM INVESTMENT

Short-term investment is comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The investment is carried at the lower of cost or market value. The counter-party is a financial institution. At June 30, 2013, the instrument was yielding an annual interest rate of 1.65% (2012 – 1.05%). The fair market value of the Company’s short-term investment approximates its carrying value at the balance sheet dates.

6.	RECEIVABLES

	June 30,	December 31,
	2013	2012
Harmonized and government taxes receivable	$13,235	$12,033

7.	EQUIPMENT

	Exploration				Exploration
	Equipment	Computer Software	Total		Equipment	Computer Software	Total
Cost:				Cost:
At December 31, 2012	$6,500	$5,360	$11,860	At January 1, 2012	$6,500	$5,360	$11,860
Additions	40,174	—	40,174	Additions	—	—	—

At June 30, 2013	$46,674	$5,360	$52,034	At December 31, 2011	$6,500	$5,360	$11,860

Amortization:				Amortization:
At December 31, 2012	$2,305	$3,597	$5,902	At January 1, 2012	$1,001	$910	$1,911
Charge for the period	1,987	1,763	3,751	Charge for the period	1,304	2,688	3,992

	$			At December 31,
At June 30, 2013	4,292	$5,360	$9,653	2012	2,305	3,598	5,903

Net book value:				Net book value:
At December 31, 2012	4,195	1,762	5,957	At January 1, 2012	5,499	4,450	9,949

	$			At December 31,
At June 30, 2013	42,381	$(0)	$42,381	2012	$4,195	$1,762	$5,957

8. EXPLORATION AND EVALUATION ASSETS

	Canada			Greenland
Post Creek Property		Halcyon Property	Thompson North	Maniitsoq Property	Total
Mineral Properties Acquisition
Balance, December 31, 2012	$208,000	$149,000	$120,333	$11,497	$488,830

Acquisition costs — cash	15,000	15,000	—	—	30,000
Acquisition costs — Shares	—	—	—	—	—
Impairment	—	—	—	—	—

Balance, June 30, 2013	$223,000	$164,000	$120,333	$11,497	$518,830

Expenditures (recoveries)
Balance, December 31, 2012	$967,089	$73,504	$149,140	5,927,916	$7,117,649
Administration	—	—	—	25,920	25,920
Assay and sampling (recovery)	—	—	—	31,386	31,386
Claim fees/ Assessment fees	—	—	(65)	—	(65)
Consulting services	4,760	4,609	—	307,740	317,109
Drilling expenses (recovery)	—	—	—	424,541	424,541
Equipment and supplies	3,132	7,459	—	61,047	71,638
Equipment rental	—	—	—	93	93
Licenses and fees	—	—	—	905	905
Camp costs	—	—	—	276,167	276,167
Charter aircraft	—	—	—	8,134	8,134
Shipping and printing costs	68	68	84	35,637	35,858
Survey costs	—	—	—	187,970	187,970
Travel and accomodation	—	—	—	50,068	50,068
Recoveries	—		(16,403)	—	(16,403)

	7,960	12,137	(16,383)	1,409,607	1,413,321
Impairments	—	—	—	—	—

	7,960	12,137	(16,383)	1,409,607	1,413,321

Balance, June 30, 2013	975,049	85,641	132,757	7,337,523	8,530,970

Total, Balance June 30, 2013	$1,198,049	$249,641	$253,090	$7,349,020	$9,049,800

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Post Creek

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario, and paid a non-refundable deposit of $7,500.

8. EXPLORATION AND EVALUATION ASSETS (cont’d)

Post Creek (cont’d)

On April 5, 2010 the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property. On March 12, 2013 the Post Creek Property Agreement was amended as indicated in the schedule below. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$12,500	400,000
On or before April 5, 2011 (paid and issued)	$30,000	300,000	$15,000
On or before April 5, 2012 (paid and issued)	$50,000	300,000	$15,000
On or before April 5, 2013 (paid)	$15,000	-	$15,000
On or before April 5, 2014	$ $ 15,000		$15,000
On or before April 5, 2015	$ $ 15,000		$15,000

During the six months ended June 30, 2013, the Company incurred exploration costs totalling $7,960 (June 30, 2012 — $29,894) in deferred exploration costs on the Post Creek Property.

Halcyon
On April 5, 2010 the Company entered into an option agreement to acquire a rights to Halcyon Property. On March 12, 2013 the Halcyon Property Agreement was amended as indicated in the schedule below. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR:

Date	Cash	Shares	Exploration
			requirements
On or before April 5, 2010 (paid and issued)	$15,000	300,000
On or before April 5, 2011 (paid and issued)	$25,000	200,000	$22,000
On or before April 5, 2012 (paid and issued)	$35,000	200,000	$22,000
On or before April 5, 2013 (paid)	$15,000	-	$22,000
On or before April 5, 2014	$15,000	-	$22,000
On or before April 5, 2015	$15,000	-	$22,000

During the six months ended June 30, 2013, the Company incurred $12,137 (June 30, 2012 - $6,607) in exploration costs on the Halcyon Property.

8.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Manitoba Nickel Properties
On April 5, 2010, the Company entered into a purchase and sale agreement, with a company with directors in common, to acquire a 100% interest in the Thompson North, South Bay and Cedar Lake properties located in Manitoba, and agreed to consideration of $1,000 cash (paid) and 6,000,000 common shares (issued).The Company’s interest is subject to a 2% NSR, of which 1% can be repurchased by the Company for $1,000,000.

During the six months ended June 30, 2013, the Company incurred a recovery amount of $(16,403) (June 30, 2012 — $33,296) in exploration costs on the Thompson North Property. At December 31, 2012, the Company decided not to further pursue the South Bay and Cedar Lake properties and, accordingly, these properties were written-off.

Maniitsoq
Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (Danish krones (“DKK”) 31,400) upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year.

The Company completed the first and second year exploration requirements, of a minimum of DKK 14,575,350 (approximately CDN $2,581,910), during the year ended December 31, 2011 and the year ending December 31, 2012 by incurring $5,394,413 on the Sulussugut License.

During the years ended December 31, 2012 and 2011, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 16,253,721 (approximately CDN $2,925,670), which may be carried forward up to December 31, 2014 as a reduction of future exploration expenditure requirements.

The required minimum exploration expenditures on the Sulussugut License for the third year is DKK 37,876,560 (approximately CDN $6,817,750) but the Company is obligated to reduce the licence area by at least 30% (1,452 square kilometres by December 31, 2013 which would reduce the required minimum exploration expenditures on the Sulussugut License to approximately DKK 26,296,312 (approximately CDN $4,733,314). The required minimum exploration expenditures on the Sulussugut License for years 4-5, ending December 31, 2015, have not yet been determined but, are based on an annual approximation of DKK 26,296,312 (approximately CDN $4,669,871). This assumes that the Sulussugut License area remains at its current size of 4,841 square kilometres. For every square kilometre that the licence is reduced the required annual expenditure decreases by approximately DKK 5,041.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year.

During the year ended December 31, 2012, the Company’s expenditures exceeded the minimum requirement of DKK 360,380 (approximately CDN $64,000) and the Company has a surplus of DKK 2,511,519 (approximately CDN $452,050) on the Ininngui License. The Company has applied to expand the license by about 125.8 square kilometres and if the application is accepted the obligations will increase.

The required minimum exploration expenditures for year 2 on the Ininngui License are based an approximate DKK 242,000 (approximately CDN $43,000). The required minimum exploration expenditures for years 3-5,

8.	EXPLORATION AND EVALUATION ASSETS (cont’d)

Maniitsoq (cont’d)
ending December 31, 2016 have not yet been determined but, are based on an annual approximation of DKK 2,730,000 (approximately CDN $480,000).

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum exploration expenditures on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2012, the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum exploration costs for such years, which are yet to be determined.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

As of June 30, 2013, the Company has spent $6,483,374 on exploration costs for the Sulussugut License (December 31, 2012 $5,394,413) and the Company has spent $854,149 on exploration costs for the Ininngui License (December 31, 2012 $533,503)

9. TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2013	2012
Trade payables	$483,824	$16,779
Amounts due to related parties (Note 11)	107,972	2,765
Accrued liabilities	249	43,610

	$592,045	$63,154

10. SHARE CAPITAL

a)	The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

b) Common shares issued and outstanding

Six month period ended June 30, 2013:

The Company issued 100,000 common shares for warrant exercises at $0.10 per share for proceeds of $10,000.

10. SHARE CAPITAL (cont’d)

b)	Common shares issued and outstanding (cont’d)

The Company completed a non-brokered private placement of 41,494,692 units at a price of $0.17 per unit for proceeds of $7,054,098. Each unit consists of one common share of the Company and one half of one common share purchase warrant, each full warrant entitles the purchaser to purchase an additional common share at a price of $0.21 per share for a period of twenty-four months following the closing of the offering. There was a finder’s fee of $62,009.50 paid in connection with the private placement.

c) Preferred shares issued and outstanding

At June 30, 2013, there are 604,724 (December 31, 2012 – 604,724) preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:
i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

d)	Warrants

During the year ended December 31, 2011, the Company entered into an arm’s length IP and Data Acquisition Agreement with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell certain IP and Data rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuance of 12,960,000 share purchase warrants (issued), 6,480,000 to each of Hunter and Spar exercisable for a period of 5 years. The warrants are exercisable at the following prices:

- - -	4,750,000 of the warrants are at a price of $0.50 per share; 4,750,000 of the warrants are at a price of $0.70 per share; and 3,460,000 of the warrants are at a price of $1.00 per share.

The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Property or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants were recorded at a fair value of $1,813,263 using the Black-Scholes pricing model, with the following inputs: Expected dividend yield: 0%; expected share price volatility: 324%; risk-free interest rate: 1.43% and expected life: 5 years.

The Company also granted each of Hunter and Spar or their designates a 1.25% NSR, subject to rights of the Company to reduce both royalties to a 0.5% NSR upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the Maniitsoq Property.

A continuity schedule of outstanding common share purchase warrants at June 30, 2013 is as follows:

10. SHARE CAPITAL (cont’d)

d)	Warrants (cont’d)

	June 30, 2013		December 31, 2012
		Weighted Average		Weighted Average
	Number Outstanding	Exercise Price	Number Outstanding	Exercise Price
Outstanding, beginning of year	23,060,000	$0.49	31,198,950	$0.44
Granted	20,747,343	0.21	10,000,000	0.21
Cancelled/ Expired	—	—	(13,343,950)	0.31
Exercised	(100,000)	0.10	(4,795,000)	0.10

Outstanding, end of period	43,707,343	$0.36	23,060,000	$0.49

At June 30, 2013, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
3,460,000	Aug-30-2016	$1.00	3.17
4,750,000	Aug-30-2016	$0.50	3.17
4,750,000	Aug-30-2016	$0.70	3.17
10,000,000	May-22-2014	$0.21	0.89
6,588,792	Apr-19-2015	$0.21	1.80
6,523,986	Apr-22-2015	$0.21	1.81
7,634,565	Jun-18-2015	$0.21	1.97
43,707,343			2.03

e) Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

10. SHARE CAPITAL (cont’d)

e) Stock options (cont’d)

The changes in stock options during the period ended June 30, 2013 are as follows:

	June 30, 2013		December 31, 2012
		Weighted Average		Weighted Average
	Number Outstanding	Exercise Price	Number Outstanding	Exercise Price
Outstanding, beginning of year	7,383,000	$0.15	5,350,000	$0.15
Granted	500,000	0.15	2,415,000	0.23
Cancelled/ Expired	—	—	(250,000)	(0.22)
Exercised	—	—	(132,000)	(0.10)

Outstanding, end of period	7,883,000	$0.15	7,383,000	$0.15

The weighted average fair value of options granted during the period ended June 30, 2013 was $0.15 per option (December 31, 2012 — $0.15). Details of options outstanding as at June 30, 2013 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted Average remaining contractual life (in years)
2,828,000	2,828,000	August 27, 2015	$0.10	2.16
140,000	140,000	November 25, 2015	$0.10	2.41
200,000	200,000	December 8, 2015	$0.10	2.44
150,000	150,000	May 24, 2016	$0.20	2.90
350,000	350,000	June 29, 2016	$0.20	3.00
1,300,000	1,300,000	September 6, 2016	$0.25	3.19
100,000	100,000	November 24, 2016	$0.15	3.41
300,000	285,326	January 18, 2017	$0.15	3.56
2,015,000	2,015,000	August 13, 2017	$0.24	4.12
300,000	300,000	January 15, 2018	$0.15	4.55
200,000	200,000	April 22, 2018	$0.15	4.81
7,883,000	7,868,326			3.12

During the six months ended June 30, 2013, the Company granted 500,000 incentive stock options to an employees and consultants. The Company calculates the fair value of all stock options using the Black-Scholes option pricing model. The granting of these options resulted in stock-based compensation expense of $76,006.

The fair value of stock options granted during the six months ended June 30, 2013 was calculated using the Black-Scholes option pricing model with the following weighted-average assumptions:

10. SHARE CAPITAL (cont’d)

e) Stock options (cont’d)

	June 30, 2013	December 31, 2012
Expected dividend yield	0%	0%
Expected share price volatility	220.65% — 220.90%	152.46% — 286.69%
Risk-free interest rate	1.221% — 1.5%	1.05% — 1.40%
Expected life of options	5 years	2 and 5 years

f)	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the six months ended June 30, 2013, the Company transferred $Nil (December 31, 2012 — $45,789) for forfeited options and $Nil (December 31, 2012 — $36,592) for expired unexercised warrants to deficit.

11. RELATED PARTY TRANSACTIONS

Related party balances — The following amounts due to related parties are included in trade payables and accrued liabilities:

	June 30,	December 31,
	2013	2012
VMS Ventures Inc. (shared administrative costs)	$107,972	$2,765

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions –

During the six months ended June 30, 2013, the Company recorded $5,400 (June 30, 2012 — $5,400) in rent expense to VMS Ventures Inc. related through common directors.

Related party transactions — Key management personnel compensation:

	June 30,	June 30,
	2013	2012
Geological consulting fees — expensed	$39,000	$12,400
Geological consulting fees - capitalized	15,000	27,440
Management fees — expensed	63,000	54,000
Stock-based compensation	—	—
	$117,000	$93,840

12.	CAPITAL MANAGEMENT

The Company manages its capital structure, which consists of share and working capital, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and nature of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2013. The Company is not exposed to externally imposed capital requirements.

13.	FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, short-term investments, trade payables and due to related parties. The carrying value of these financial instruments approximates their fair value.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

Cash and short-term investments is measured based on Level 1 inputs of the fair value hierarchy.

The Company is engaged in the mineral exploration field and manages related industry risk issues directly. The Company is potentially at risk for environmental reclamation and fluctuations in commodity based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company’s primary risk exposures are summarized below:

Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash accounts. This risk is managed through the use of major banks which are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to credit risk is on its receivable. Receivable consists primarily of goods and services tax due from the Federal Government of Canada. Management believes that the Company has no significant concentration of credit risk arising from operations.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet

13.	FINANCIAL RISK MANAGEMENT (cont’d)

third party liabilities when due. The Company has working capital of $6,482,672 at June 30, 2013. All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company is dependent on management’s ability to raise additional funds so that it can manage its financial obligations. The ability to raise funds in capital markets is impacted by general market and economic conditions and the commodity markets in which the Company conducts business.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash balances and no interest-bearing debt therefore, interest rate risk is minimal.

Foreign currency risk
Currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and DKK. The Company has not hedged its exposure to currency fluctuations.

14.	NON-CASH TRANSACTIONS
The Company incurred non-cash financing and investing activities during the six months ended June 30, 2013 as follows:

	June 30, 2013	June 30, 2012
Common shares issued for exploration and evaluation assets (Note 8)	$Nil	$104,250

15.	COMMITMENTS
Effective May 1, 2010, the Company entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	management fees: previously $5,000 per month and $8,000 per month effective April 1, 2013 and $4,000 per month

ii)	consulting fees: previously $3,500 per month and $6,000 per month effective June 1, 2011

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

16. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (Note 8). The Company’s geographic segments are as follows:

	June 30, 2013	December 31, 2012
Total Assets
Canada	$ 8,817,876	$ 3,070,288
Greenland	7,349,020	5,939,414

	$ 16,166,896	$ 9,009,702

	June 30, 2013	December 31, 2012
Exploration and evaluation assets
Canada	$ 1,700,780	$ 1,667,065
Greenland	7,349,020	5,939,414

	$ 9,049,800	$ 7,606,479

	June 30, 2013	December 31, 2012
Total Liabilities
Canada	$ 118,632	$ 46,990
Greenland	473,413	16,164

	$ 592,045	$ 63,154

	June 30, 2013	December 31, 2012
Total Loss
Canada	$(418,277)	$(1,453,562)
Greenland	-	—

	$(418,277)	$(1,453,562)

17. SUBSEQUENT EVENTS

Subsequent to June 30, 2013, the Company has an exploration and drilling program at the Maniitsoq Property accelerated. The budget for the entire 2013 program is projected to be $5 million.